Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

STEPHEN M. LEITZELL

stephen.leitzell@dechert.com
+1 215 994 2621 Direct
+1 215 655 2621 Fax

July 3, 2013

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                             Select Medical Holdings Corporation

Form 10-K

Filed February 26, 2013

File No. 001-34465

Ladies and Gentlemen:

This letter is submitted on behalf of Select Medical Holdings Corporation (the “Company”) in response to the comment communicated by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) during a phone conversation between Ms. Tabatha Akins and Mr. Stephen Leitzell on June 24, 2013 regarding the annual report of the Company on Form 10-K that was filed with the Commission on February 26, 2013 (“Form 10-K”).  For your convenience, the Staff’s verbal comment is included in this letter and is followed by the response.

Form 10-K for Fiscal Year Ended December 31, 2012.

1.                                      In the response letter dated May 30, 2013, you state that in reliance upon the guidance in ASC 350-20-35-35 that you consider the specialty hospitals in the aggregate as one reporting unit because they have similar economic characteristics.  It is unclear how the long term acute care hospitals and inpatient rehabilitation facilities offer similar services as you assert.  These appear to be two distinct businesses as indicated on your website where you delineate the services as distinct and separate under the tab “Services.”  Please provide additional analysis supporting your position.

Response:

Given the guidance provided in ASC 350-20-35-35 and ASC 280-10-50-11, the Company has concluded based on the economic and other similarities between its Long Term Acute Care Hospitals (“LTCHs”) and Inpatient Rehabilitation Facilities (“IRFs”) that its LTCHs and IRFs constitute a single reporting unit.  ASC 280-10-50-11 indicates that aggregation is appropriate if the components have similar economic characteristics and if the components are similar in all of the following: (i) the nature of the products and services; (ii) the nature of the production processes; (iii) the type or class of customer for the products and services; (iv) the methods used to distribute the products or provide the services; and (v) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Both LTCHs and IRFs are discharge locations for patients who generally began their episode of care with an admission to a general acute care hospital, sometimes referred to as a short term acute care hospital (“STACH”).  Approximately 95% of the patient admissions to both the Company’s LTCHs and its IRFs are from an STACH.  Approximately 66% of the Company’s patients in its LTCHs, and 53% of its patients in its IRFs participate in Medicare, which is the predominant payor for both the Company’s LTCHs and IRFs.

In 2009, the Lewin Group published a study titled “Trends in Profile of Short Term Acute Care Hospital Patients Discharged to Post-Acute Care Settings” (the “Lewin Study”).  Exhibit 6 of the Lewin Study shows the distribution of the top 25 Medicare diagnostic related groups (“DRGs”) discharged to LTCHs and IRFs from STACHs.  LTCHs and IRFs share a significant number of DRGs, including major joint replacement, intracranial hemorrhage, hip and femur procedures, chronic obstructive pulmonary disease, septicemia and degenerative nervous system disorders.  Generally, LTCHs are intended to treat the sicker patient who requires more time to heal than most other patients, whereas patients admitted to IRFs are healthier and more stable than patients admitted to LTCHs.  The U.S. News and World Report’s annual list of top ranked hospitals for rehabilitation treats LTCHs and IRFs as the same; for example in 2012, two of the top ten hospitals were licensed as LTCHs, two more were licensed as IRFs that had previously converted their license from an LTACH and the remaining six were licensed as IRFs.  The objective of both LTCHs and IRFs is to provide additional acute care level services after a patient’s condition has stabilized at an STACH in order to facilitate discharge to home or to some other assisted care setting.  The Company’s LTCHs and IRFs each have physical therapy gyms, and approximately 95% of the Company’s LTCH patients and all of its IRF patients received some level of physical, occupational or speech therapy.  Additionally, LTCHs and IRFs are licensed hospitals and administered by physicians, nurses, therapists, pharmacists and aides.  They share similar physical space, furniture and equipment requirements and services in both LTCHs and IRFs are provided in accordance with the Medicare Conditions of Participation.

In terms of similar economic characteristics, LTCHs and IRFs operate in substantially similar regulatory environments with shared state regulatory schemes with Medicare being the predominant payor for both LTCHs and IRFs.  LTCHs and IRFs also share very similar cost structures, with the major component of costs being salary, wages and benefits.  In 2012, the Company’s average cost per patient day was $1,290 in its LTCHs and $1,197 in its IRFs.  The Company’s Adjusted EBITDA Margin in 2012, as defined in our May 30 letter, was 17% in its LTCHs and 19.3% in its IRFs.

The similarity of the economic characteristics described in the preceding paragraph is augmented by an analysis of the additional specific criteria described in ASC 280-10-50-11:

1.                    The nature of the products and services: common services are provided in both LTCHs and IRFs, including physician and nursing services, physical, occupational and speech therapies, respiratory therapy, wound care, pharmaceuticals and patient monitoring.

2.                    The nature of the production processes: services in both types of hospitals are administered by physicians, nurses, therapists, pharmacists and aides.

3.                    The type or class of customer for the products and services: the patients seen at the Company’s LTCHs and IRFs are predominantly individuals 65 years of age and older who are Medicare patients.

4.                    The methods used to distribute the products or provide the services: care in the Company’s LTCHs and IRFs is delivered in licensed hospital settings, with the same or similar physical space requirements and same or similar furnishings and equipment.  Services in both types of hospital settings are provided in accordance with the Medicare Conditions of Participation.  The Company’s LTCHs and IRFs are surveyed by the Centers for Medicare & Medicaid Services (“CMS”) and the state of location.

5.                    If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities: the Company’s LTCHs and IRFs provide acute medical care that is regulated by CMS and state regulations.  Additionally the Joint Commission assists Medicare in determining each hospital’s compliance with Medicare Conditions of Participation and state licensing rules.

The verbal comment from the Staff referenced materials found on the Company’s website, which is primarily a public relations tool maintained by the Company’s communications department designed to appeal to potential employees, current employees, business associates, investors and patient families.  The largest block of visitors to the Company’s website is from career seekers.  The Company’s website is not generally used to market its services to physicians or STACHs. The fact that IRFs and LTCHs are described separately on the website is not indicative of similarities or differences between IRFs and LTCHs.  The Company’s hospital business is a local business with patients being referred to its hospitals by a physician, clinical liaison, discharge planner, health maintenance organization or insurance company in the local community.  In each case, the Company’s hospitals perform a clinical assessment of the patient to determine if the patient meets its criteria for admission.  Based on the determination reached in this clinical assessment, an admission decision is made by the attending physician.  While the Company’s website lists broad categories of patients that may be seen in each hospital setting, the information contained therein is consistent with the Company’s view that there is significant commonality in the acute care diagnoses of the patients that may be admitted to an LTCH or an IRF.

*     *     *

If you have any questions or require any additional information concerning the foregoing, please do not hesitate to contact me at 215-994-2621.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stephen M. Leitzell

cc:                                Michael E. Tarvin, Executive Vice President, General Counsel and Secretary